EXHIBIT 99.1

Company Contacts: Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592 Eva Hartling Vice President, Birks Brand & Chief Marketing Officer (514) 397-2496

BIRKS GROUP REPORTS MID-YEAR RESULTS DURING A TRANSFORMATIONAL

PERIOD FOR THE COMPANY

Montreal, Quebec. November 16, 2017 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 23, 2017. During this period, the Company announced the sale of its subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), which was subsequently completed on October 23, 2017. As a result of the sale of Mayors, the Company is presenting Mayors’ results as a discontinued operation in its financial statements for the current and comparable prior periods.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “The sale of Mayors and our results for the half-year reflect the transformation of the Company’s operations in order to achieve its objective of becoming an international omni-channel business and to attain our goal of becoming a globally renowned luxury brand. The major renovations at our two flagship locations in Montreal and Toronto coupled with a soft Canadian retail environment affected our results for the first half of the year. The sale of Mayors on October 23, 2017 for total cash consideration of $107.7 million, subject to customary post-closing adjustments, allowed us to substantially reduce our debt. In addition, this allows us to focus on the execution of our short-term and long-term strategies, namely the renovations of our flagship stores, the global expansion of the Birks product brand, the implementation of our new store concept and the development of our wholesale and e-commerce businesses. Our omni-channel approach, as well as our creative marketing campaigns will allow us to achieve the Company’s sales growth and profitability objectives as well as long-term shareholder value.”

*All figures presented in this press release are in U.S dollars.

For the twenty-six week period ended September 23, 2017 compared to the twenty-six week period ended September 24, 2016 – from continuing operations:

•	Net sales from continuing operations for the twenty-six week period ended September 23, 2017 declined by $5.1 million to $49.8 million from the twenty-six week period ended September 23, 2017, compared to $54.9 million in the twenty-six week period ended September 24, 2016. The decrease in net sales was reflective of a 10% decline in comparable store sales on a constant exchange rate basis (see “Non-GAAP measures”) related to a decrease in sales of third party branded fine jewelry and bridal offerings. This decline in comparable store sales was driven by a decrease in traffic and transaction volume caused primarily by a softening of luxury retail conditions across Canada and an overall softening of retail conditions in the 2017 summer period, as well as to the fact that, as part of the Company’s strategic plan, the Company began renovations affecting two of its flagship stores (Montreal and Toronto) that led to a temporary decline in sales volume during the construction period;

•	Gross profit from continuing operations was $20.0 million, or 40.1% of net sales, during the twenty-six week period ended September 23, 2017, compared to $22.5 million, or 41.0% of net sales, during the comparable prior fiscal year period. The 90 basis point gross margin rate decrease was primarily attributable to product sales mix and increased sales promotions;

•	Operating expenses from continuing operations, excluding depreciation for the period increased by $0.3 million mainly due to increased marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks product brand; and

•	The Company incurred a net loss of $4.3 million, or $0.24 per share, for the 26 week period ended September 23, 2017, comprised of a net loss from continuing operations of $5.7 million, or $0.32 per share and a net income from discontinued operations of $1.3 million, or $0.08 per share, compared to a net loss of $2.0 million, or $0.11 per share for the 26 week period ended September 24, 2016, comprised of a net loss from continuing operations of $4.0 million, or $0.22 per share and a net income of $2.0 million, or $0.11 per share.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 28 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

Non-GAAP Measures

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant exchange rate basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant exchange rate basis). Net sales, comparable store sales, gross profit on a constant exchange rate basis are calculated by taking the current period’s sales, gross profit in local currency and translating them into U.S. dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s sales performance relative to the corresponding period in the prior year comparable period. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the comparable prior year period:

Constant Exchange Rate Basis Reconciliation	26 week period ended September 23, 2017 vs. 26 week period ended September 24, 2016

	GAAP	Translation Effect	Constant-Exchange Rate Basis

Net sales increase (decrease) – from continuing operations (in $ 000’s)
Net sales – Retail	(5,887)	(188)	(5,699)
Net sales – Other	866	(159)	1,025

Total Net Sales	(5,021)	(347)	(4,674)
Gross profit decrease – from continuing operations (in $ 000’s)
Gross Profit	(2,505)	(98)	(2,407)

Constant Exchange Rate Basis Reconciliation	26 week period ended September 23, 2017 vs. 26 week period ended September 24, 2016

	GAAP	Translation Effect	Constant-Exchange Rate Basis

Comparable store sales decrease – from continuing operations (in %)
Comparable store sales	(11)%	(1)%	(10)%

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the sale of Mayors and the Company’s results for the half-year reflect the transformation of the Company’s operations in order to achieve its objective of becoming an international omni-channel business and to attain its goal of becoming a globally renowned luxury brand; that the sale of Mayors will allow the Company to focus on the execution of its short-term and long-term strategies, namely the renovations of its flagship stores, the global expansion of the Birks product brand, the implementation of its new store concept and the development of its wholesale and e-commerce businesses; and that the Company’s omni-channel approach, as well as its creative marketing campaigns will allow the Company to achieve its sales growth, profitability objectives and long-term shareholder value. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (iv) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands)

	26 week period ended September 23, 2017
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	49,831	72,080	121,911
Cost of sales	29,839	45,736	75,575

Gross profit	19,992	26,344	46,336
Operating expenses	24,562	22,445	47,007

Operating (loss) income	(4,570)	3,899	(671)
Interest and other financial costs	1,101	2,480	3,581
Income tax expense	—	75	75

Net (loss) income	(5,671)	1,344	(4,327)

	26 week period ended September 24, 2016
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	54,852	74,875	129,727
Cost of sales	32,355	47,847	80,202

Gross profit	22,497	27,028	49,525
Operating expenses	24,520	22,092	46,612

Operating (loss) income	(2,023)	4,936	2,913
Interest and other financial costs	1,999	2,720	4,719
Income tax expense	—	184	184

Net (loss) income	(4,022)	2,032	(1,990)